Morgan Stanley	June 2014 Pricing Sheet dated June 30, 2014 relating to Preliminary Terms No. 1,473 dated June 17, 2014 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

Market-Linked Notes due July 3, 2019
Based on the Value of the Morgan Stanley ETF-MAP Index (Excess Return)
PRICING TERMS – JUNE 30, 2014
Issuer:	Morgan Stanley
Issue price:	$10 per note (see “Commissions and issue price” below)
Stated principal amount:	$10 per note
Aggregate principal amount:	$3,487,850
Pricing date:	June 30, 2014
Original issue date:	July 3, 2014 (3 business days after the pricing date)
Maturity date:	July 3, 2019
Interest:	None
Underlying index:	Morgan Stanley ETF-MAP Index (Excess Return)
Payment at maturity:
The payment due at maturity per $10 stated principal amount will equal:
$10 + supplemental redemption amount, if any.
The payment at maturity will not be less than $10 per note regardless of the performance of the underlying index.

Supplemental redemption amount:	(i) $10 times (ii) the index percent change times (iii) the participation rate, provided that the supplemental redemption amount will not be less than $0.
Participation rate:	100%
Maximum payment at maturity:	None
Index percent change:	(final index value – initial index value) / initial index value
Initial index value:	1,038.63, which is the index closing value on the pricing date
Final index value:	The index closing value on the determination date
Determination date:	June 28, 2019, subject to postponement for non-index business days and certain market disruption events
CUSIP:	61761S562
ISIN:	US61761S5626
Listing:	The notes will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Estimated value on the pricing date:	$9.537 per note. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer(2)
Per note	$10	$0.35	$9.65
Total	$3,487,850	$122,074.75	$3,365,775.25
(1)
Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.35 for each note they sell. For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for equity-linked notes.

(2)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 1,473 dated June 17, 2014
Product Supplement for Equity-Linked Notes dated August 17, 2012
Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.